News Release
B2Gold Corp. Achieves Record Second Quarter and First-Half 2015 Gold Production;
Gold Production Increases 42% in Second Quarter 2015

Vancouver, July 23, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue for the second quarter and first-half of 2015. All dollar figures are in United States dollars unless otherwise indicated.

2015 Second Quarter Highlights

•	Record quarterly consolidated gold production of 121,566 ounces, 42% greater than in the same period in 2014
•	Gold revenue of $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year remains on schedule, expected to increase gold production even further starting in September 2015
•
Company is on track to meet its 2015 annual guidance of 500,000 to 540,000 ounces of gold production at cash operating costs between $630 to $660 per ounce and all-in sustaining costs between $950 and $1,025 per ounce

•	New $350 million corporate revolving credit facility finalized
•	Robust results from the new optimized feasibility study for the Fekola Project in Mali announced on June 11, 2015

2015 First-Half Highlights

•	Record half-year consolidated gold production of 237,425 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 30% over the same period in 2014
•	Consolidated gold revenue of $275.4 million (or record half-year consolidated gold revenue of $298.5 million including $23.1 million of pre-commercial sales from Otjikoto)
•	Record half-year gold sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Successful transition from construction to commercial production at the new Otjikoto Mine

Gold Production

Consolidated gold production in the second quarter of 2015 was another quarterly record of 121,566 ounces, representing an increase of 42% over the same period last year and 3,437 ounces above budget. The increased gold production was primarily attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine, as well as increased production from both the Masbate and Limon mines. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. For accounting purposes, gold revenue earned and related production costs from the sale of pre-commercial production were credited to Otjikoto’s mineral property development costs prior to commercial production.

Consolidated gold production for the half-year was a record 237,425 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 30% over the same period in 2014 and 4,191 ounces greater than budget. As previously reported, 2015 consolidated gold production is anticipated to be weighted to the second-half of the year, due to a number of factors including the continued ramp-up of gold production at Otjikoto. The Company is on track to meet its 2015 annual production guidance.

B2Gold is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be between $630 to $660 per ounce, compared to $680 per ounce in 2014, and all-in sustaining costs are expected to be between $950 to $1,025 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the second-half of 2015, consolidated gold production is expected to be in the range of 275,000 to 295,000 ounces.

Gold Revenue

Consolidated gold revenue in the second quarter of 2015 was $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce compared to $120.3 million on sales of 93,330 ounces at an average price of $1,289 per ounce in the second quarter of 2014. The 14% increase in gold revenue was mainly attributable to an approximately 22% increase in gold sales volume, partially offset by an approximately 8% decline in the average realized gold price.

Consolidated gold revenue for the half-year was $275.4 million (or a half-year record of $298.5 million including $23.1 million of pre-commercial sales from Otjikoto) on record half-year sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,201 per ounce compared to $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce in the first-half of 2014.

Operations

Mine-by-mine gold production in the second quarter and first-half of 2015 was as follows:

Mine	Q2 2015 Production (ounces)	First-Half 2015 Production (ounces)	2015 Guidance (ounces)
Masbate	41,236	87,477	170,000 – 180,000
Otjikoto	36,963	68,097	140,000 – 150,000
La Libertad	27,681	53,007	135,000 – 145,000
Limon	15,686	28,844	55,000 – 65,000

B2Gold Consolidated	121,566	237,425	500,000 – 540,000

Otjikoto Mine, Namibia

In the second quarter of 2015, the first full quarter of commercial production, Otjikoto produced 36,963 ounces of gold compared to its budget of 35,106 ounces and 31,134 ounces (including 18,815 ounces of pre-commercial production) in the first quarter of 2015. Higher than budgeted gold production was mainly the result of better than expected mill throughput (711,462 tonnes processed versus 624,112 tonnes budgeted) and mill recoveries (98.7% versus 95.6% budgeted). During the quarter, the average daily mill throughput was approximately 7,900 tonnes of ore per day exceeding the design capacity of approximately 6,800 tonnes of ore per day. The average gold grade processed was 1.63 grams per tonne ("g/t") compared to budget of 1.83 g/t. The processed gold grade continues to increase towards budget as the mine optimizes mining grade control to reduce ore loss and dilution and continues to fine-tune the new on-site assay lab. This improvement is expected to continue as the mine gets below the complex upper oxide portion of the orebody and reaches primary ore. A new resource model incorporating 2014 drilling, grade control data, and in pit mapping is expected in August.

During the first-half of 2015, Otjikoto produced 68,097 ounces of gold (including 18,815 ounces of pre-commercial production) compared to budget of 64,201 ounces.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule and is expected to be completed by the end of September 2015. The planned two additional leach tanks have now been erected and installation of the mechanical equipment has begun. Arrival of the pebble crusher and other mechanical equipment is expected during July with the installation thereof to commence immediately.

For the full-year 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto Pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto Pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production is also expected to be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto Pit.

Masbate Gold Mine - Philippines

The Masbate Mine also continued to perform well, producing 41,236 ounces of gold in the second quarter of 2015, approximately 8% above budget and 12% higher compared to the second quarter of 2014. Gold production exceeded budget mainly due to better than expected mill throughput (1,768,928 tonnes compared to budget of 1,641,150 tonnes) and mill recoveries (75.8% compared to budget of 72.6%). The favourable variance for gold recoveries was mainly due to more oxide ore from the Colorado Pit being processed. Gold production in the prior-year quarter had been impacted by the change-out of the old Masbate SAG mill with a new SAG mill during the month of June 2014.

Year-to-date gold production at Masbate was 87,477 ounces, 2% above budget and 10% higher than in the first-half of 2014.

For the full-year 2015, the Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold at a cash operating cost of approximately $740 to $775 per ounce.

La Libertad Gold Mine - Nicaragua

In the second quarter of 2015, La Libertad Mine produced 27,681 ounces of gold compared to budget of 29,085 ounces. Gold production in the quarter was affected by short-term operating delays at the new higher grade Los Angeles and Jabali Antenna Pits. As a result, head grades were lower than anticipated (1.6 g/t compared to budget of 1.73 g/t). Production at the new Los Angeles Pit commenced in June 2015, one month later than anticipated. The Jabali Antenna Pit is now anticipated to enter the production stream sometime later in 2015, upon completion of permitting and resettlement activities. As expected, gold production in the second quarter of 2015 was lower compared to 37,681 ounces produced in the second quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. Gold production in 2015 from La Libertad is expected to be weighted to the second-half of the year, as the higher grade ore from the new Los Angeles and Jabali Antenna Pits is mined and processed. The plant continues to operate well processing 573,807 tonnes (Q2 2014 – 549,270 tonnes) in the quarter with gold recoveries averaging 94.5% (Q2 2014 – 94.7%).

For the first-half of the year, La Libertad produced 53,007 ounces of gold (2014 – 76,277 ounces), slightly below budget of 53,903 ounces.

For the full-year 2015, gold production at La Libertad is now projected to be near the low end of its full-year guidance range of approximately 135,000 to 145,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce.

El Limon Gold Mine - Nicaragua

The Limon Mine produced 15,686 ounces of gold in the second quarter of 2015, slightly above budget and 41% higher than in the same quarter last year. Gold production in the prior-year quarter had been affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. The installation was successfully completed in early November 2014 and access to the higher grade stopes at Santa Pancha 1 commenced in December 2014. The process plant performed well in the second quarter of 2015 with mill throughput of 125,079 tonnes (Q2 2014 – 121,119 tonnes) and mill recoveries averaging 94.4% (Q2 2014 – 91.4%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 4.13 g/t (Q2 2014 – 3.11 g/t).

For the first-half of 2015, the Limon Mine produced 28,844 ounces of gold compared to 26,253 ounces in the first six months of 2014 and to budget of 29,580 ounces.

For the full-year 2015, the Limon Mine is projected to produce approximately 55,000 to 65,000 ounces of gold at a cash operating cost of approximately $680 to $710 per ounce.

Development

Fekola Development Project - Mali

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which indicated robust economics. Highlights of the optimized Feasibility Study include:

•	An open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on the probable mineral reserves;
•	Average annual gold production for years one through seven of 350,000 ounces per year at a $418 operating cash cost per ounce;
•	Average annual LOM gold production of 276,000 ounces per year at an operating cash cost of $552 per ounce;
•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1;
•	Average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year LOM;
•
Estimated pre-production capital cost of $395 million plus $67 million of equipment financing.  This does not include approximately $30 million of early works, on schedule to be completed by the end of June 2015;

•	At an indicated gold price of $1,300 and $1,200 per ounce, cumulative LOM pre-tax net cash-flow of $1.66 billion and $1.34 billion, respectively; and,
•
At an indicated gold price of $1,300 and $1,200 per ounce, a net present value pre-tax of $1.01 billion and $0.8 billion, respectively, at a 5% discount rate generating a pre-tax internal rate of return of 35% and 30%, respectively.

For additional details regarding the Feasibility Study, please refer to the Company’s press release dated June 11, 2015 or the technical report in respect of the Feasibility Study expected to be filed on or about July 24, 2015, each of which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works included the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Early works construction included:

•	improving the existing access road between Kenieba and the site (complete);
•	construction of a new site access road (materially complete);
•	construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (30% complete); and
•	commencement of construction of the camp pad and commencement of excavations within the mill footprint.

All critical tasks have been completed to allow the Company to continue with the development of the project through the 2015 rainy season which runs from late June to September. Additionally, a permanent camp has been ordered and is scheduled to arrive in Mali in October 2015. The construction schedule in the optimized Feasibility Study plans for gold production to commence at the end of the fourth quarter of 2017.

With the commencement of production at Otjikoto and the robust Fekola Project on the horizon, the
Company is on track to continue its strong production growth and low-cost gold production base. Based on current assumptions, B2Gold expects consolidated gold production to grow from 380,000 ounces in 2014 to well over 900,000 ounces in 2018. With Otjikoto’s low cash operating costs per ounce and Fekola’s projected low cash operating costs of $418 per ounce in its first seven years of production, the Company’s consolidated cash operating costs are expected to continue to significantly decrease.

Qualified Persons for Feasibility Study

Tom Garagan, B2Gold
Peter Montano, B2Gold
Sandy Hunter, Lycopodium
Bill Lytle, B2Gold
David Morgan, Knight Piesold

Second Quarter 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its second quarter results before the North American markets open on Friday August 14, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, August 14 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 1-800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174175 . A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 1- 800-408-3053 (pass code: 2206273).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, estimated future revenues, production estimates, anticipated operating and production costs and revenue and future demand for and prices of commodities; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of mineral resources and reserves, the potential for expansion of production capacity, including the cost reduction and continued ramp up and expansion of gold production at the Otjikoto mine and development of the adjacent Wolfshag zone, projected capital investments and exploration, statements regarding construction, maintenance, production and other activities on the Company’s properties, future production, the potential for expansion of production capacity, projected capital investments and exploration, the potential expansion of the Otjikoto mill, the decision to proceed with the development of, the potential construction and completion of, and potential production from, the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation risk; risks related to hedging activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.